02037558

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

P.E. 5-23-02

For the month of May 2002
(May 23, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

EXHIBIT INDEX ON PAGE 4

H&H NY-551 #417740 v.1

Annexed hereto as Exhibit A is a release of British Sky Broadcasting Group plc relating to the receipt of a notification from Deutsche Bank AG on May 23, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: May 23, 2002

D. Gormley

Dave Gormley
Company Secretary

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EXHIBIT INDEX

Exhibit A

BRITISH SKY BROADCASTING GROUP PLC

Thursday, 23 May 2002

The Board of British Sky Broadcasting Group plc today received the following notification from Deutsche Bank AG:

Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 1,892,908,547 ordinary shares, Deutsche Bank AG, London have a notifiable interest in 209,395,959 ordinary shares of British Sky Broadcasting plc, amounting to 11.06%. 150,000,000 of the ordinary shares are being held by Deutsche Bank AG to deliver to the holders of the BSkyB Equity Certificates issued by Deutsche Bank AG. Part of the remaining holding may relate to hedging arrangements for customer transactions, and companies within the Group acting as Fund Managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.

For further information, please contact:
David Gormley
Company Secretary
British Sky Broadcasting Group plc
Tel: 020 7705 3000